Tri-S Security Corporation

11675 Great Oaks Way

Suite 120

Alpharetta, Georgia 30022

August 7, 2006

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Form AW — Withdrawal of Tri-S Security Corporation’s Post Effective Amendment No.1 to Registration Statement on Form S-1 on Form S-3/A (No. 333-131468) filed on July 6, 2006.

Ladies and Gentleman:

Pursuant to Rules 477 and 478 promulgated pursuant to the Securities Act of 1933, as amended, in accordance with discussions held between counsel for Tri-S Security Corporation (“Tri-S Security”) and the Staff of the Division of Corporation Finance, Tri-S Security hereby respectfully requests withdrawal of the above referenced post-effective amendment.  After discussions with the Staff, it is Tri-S Security’s understanding that the “Flag” which was used for Edgar identification purposes incorrectly identified the above referenced filing as a pre-effective amendment, rather than a post-effective amendment.  As discussed with the Staff, as soon as practicable following the filing of this Form AW, Tri-S Security will file Post-Effective Amendment No.1 to Registration Statement on Form S-1 on Form S-3/A (No. 333-131468) with the proper Edgar “Flag” identifying it as a post-effective amendment.

Tri-S Security confirms that no securities have been issued or sold pursuant to the post-effective amendment filed on July 6, 2006.

If you have any questions regarding the foregoing request for withdrawal, please contact Lori A. Gelchion with Rogers & Hardin LLP, counsel to Tri-S Security Corporation, at (404) 420-4646.

Sincerely,

TRI-S SECURITY CORPORATION

/s/ Robert K. Mills
Robert K. Mills
Chief Financial Officer

cc:  Mr. William Bennett